Exhibit (a)(1)(O)

FOR IMMEDIATE RELEASE

Tender Offer for Donegal Group Class B Shares by Gregory Shepard Expires

Bradenton, Florida, August 1, 2013 (NASDAQ: “DGICB”) – Gregory Mark Shepard announced today that his tender offer for 962,636 shares of Class B Common Stock (“Class B Shares”) of Donegal Group Inc. (“Donegal”) at a price of $30 per share (the “Offer”) expired at 11:59 p.m., New York City time, on July 31, 2013.

Mr. Shepard stated, “The Offer expired on July 31, 2013, and was not further extended. Class B Shares that have been tendered and not withdrawn will be promptly returned and not accepted for payment, because the ‘Minimum Condition’ and the ‘Insurance Regulatory Approval Condition’ of the Offer have not been satisfied. The ‘Minimum Condition’ required at least 925,000 Class B Shares to have been tendered and not withdrawn. Even if the Minimum Condition were reduced by the 196,000 Class B Shares owned by Donegal insiders, it still would not have been satisfied.”

Mr. Shepard added, “The ‘Insurance Regulatory Approval Condition’ required the approval of my purchase of additional Class B Shares pursuant to the Offer by the insurance departments of the six states where Donegal’s insurance subsidiaries are located. Although the Offer was open for over four months, none of these approvals has been received.”

Based on information received from the Depositary for the Offer, as of 5:00 p.m., New York City time, on July 31, 2013, approximately 394,215 Class B Shares had been tendered and not withdrawn from the Offer, plus an additional 1,988 shares had been submitted by guaranteed delivery. All shares tendered and not withdrawn will be promptly returned.